Exhibit 99.2

Stellantis 2024 Investor Day Highlights:
Powerful Differentiators, Unique Flexibility and Exceptional Returns

•Stellantis is a highly differentiated OEM lending it specific advantages against a dynamic and disruptive industry backdrop

•Standout, multi-energy technology and manufacturing flexibility enable it to leverage its competitive advantages across a wide variety of electrification adoption scenarios

•Stellantis is addressing 2024 headwinds thoughtfully and will continue to deliver industry-leading profitability, affirming its 2024 financial guidance

•Company is committed to powerful capital returns, thanks to its strong balance sheet and profitable business model

AUBURN HILLS, MICHIGAN, U.S., June 13, 2024 – Just over three years since its formation, Stellantis has successfully established itself as a leading global automaker and, even more importantly, one that through the execution of its Dare Forward 2030 long-term strategic plan is even better positioned to face the challenges ahead. Today, at Stellantis’ first Investor Day, CEO Carlos Tavares outlined nine key strategic differentiators the Company is leveraging to unlock value and address the disruption and reinvention of the auto industry worldwide.

Stellantis Key Strategic Differentiators Fortified by Dare Forward 2030
Best Positioned Core	Clear Profitability Advantages	Critical Speed & Agility
Portfolio of 14 iconic and innovative brands covering all price points and multiple regional markets	Fully scaled Pro One commercial vehicle business, with mid-to-high teens profitability, and positioned to achieve global leadership	Re-set and re-launch of asset-light China strategy with Leapmotor, a top 3 Chinese EV startup brand in 2023
Global market presence combining scaled North America and Enlarged Europe regions with rapidly expanding 3rd Engine[1]	Ability to deliver double-digit margins across the cycle, with a < 50% break-even point	Leveraging global reach to maximize Best-Cost Country opportunities
Unique multi-energy approach, spanning products, platforms, manufacturing and supply chain	Sustainable R&D/CAPEX efficiency, a key component of a powerful capital plan	Rapid development of next-gen portfolio and accretive affiliate businesses
1 The “3rd Engine” refers to an aggregation of the South America, Middle East & Africa, China and India & Asia Pacific segments.

“Today we are a unique company by nature and a powerful carmaker by performance, well-equipped to deliver through tough times and win the long game. Our global presence, powerful technology and brand portfolio span across diverse products – ranging from quadricycles to luxury cars – giving us an enviable customer reach,” Stellantis CEO Carlos Tavares told attendees.

“What consumers around the world are looking for is clean, safe and affordable mobility. This is the reason we exist. We are driving a generational shift in technology and a product wave built on multi-energy platforms and flexible operations with above-group profitability in our commercial vehicles business. Together with the activation of our uniquely aligned partnership with Leapmotor, an innovative Chinese new energy vehicle maker, we’re confident we can deliver what customers want while providing strong shareholder returns this year, and beyond.”

In addition to the CEO’s overview of the Company’s key strategic differentiators, which are unlocking exceptional opportunities, members of the Top Executive Team also gave updates spanning several areas of the business.

North American Chief Operating Officer Carlos Zarlenga discussed 2024 actions taken to restore market share, improve inventory dynamics, and capitalize on specific low emission vehicle growth opportunities in the medium-term.

Enlarged Europe Chief Operating Officer Uwe Hochgeschurtz reviewed the Company’s multi-faceted response to rising competition from Chinese OEMs.

Middle East & Africa (MEA) Chief Operating Officer Samir Cherfan reviewed the many benefits of an increasingly localized approach to serving the MEA region, supporting the stand-out growth and profitability of Stellantis’ “Third Engine”.

Jeep® CEO Antonio Filosa, Ram CEO Chris Feuell and Peugeot CEO Linda Jackson discussed how a powerful, strategically focused product wave expands the market opportunities of each.

Chief Engineering and Technology Officer Ned Curic, Chief Purchasing and Supply Chain Officer Maxime Picat and Chief Manufacturing Officer Arnaud Deboeuf focused on Stellantis’ extraordinary management of the value chain with flexible platforms, products and operations, with particularly valuable multi-energy capabilities, able to address different scenarios.

Assessing Key 2024 Financial Drivers

CFO Natalie Knight also provided a financial review highlighting Stellantis’ key 2024 performance drivers and considerations.

“Stellantis is responding decisively to near-term challenges, including optimizing inventory while executing a generational product transition,” said Natalie Knight. “Despite the related short-term headwinds, we remain confident in our ability to deliver double-digit profitability, among the best OEMs in the world, while continuing to deliver exceptional capital returns to shareholders.”

Stellantis management confirmed its 2024 financial guidance and capital return plan:

•Double-digit Adjusted Operating Income (AOI) margin and positive industrial free cash flows.

•Capital Return: Delivering ≥€7.7 billion in dividends and buybacks in 2024.

CFO Natalie Knight reiterated more specific color on first and second-half expectations within the 2024 period:

•H1 outlook of 10-11% AOI margin, with industrial free cash flows visibly below the prior year period.
•Significant product launches, cost initiatives and anticipated improvement in working capital together support H2 sequential improvement opportunity in AOI and industrial free cash flow.

The Company also enhanced its capital plan in several significant ways:

•Setting target liquidity levels of 25-30% of revenues for the mid-term, shifting focus to capital efficiency and supporting strong shareholder returns.
•The Company will continue to use share buybacks and ordinary dividends to return excess cash to shareholders.
•In 2025, the Company will target the upper range of its 25-30% dividend payout policy, vs. 25% in recent years.

The 2024 Stellantis Investor Day hosted analysts, investors, and media in Auburn Hills, Michigan, U.S. For those unable to view the Stellantis Investor Day webcast, a recorded replay and the presentation material will be available under the Investors section of the Company’s corporate website: https://www.stellantis.com/en/investors/events/stellantis-investor-day-2024

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
Shawn MORGAN 1 248 760 2621 – shawn.morgan@stellantis.com
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2023 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.